UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file number 1-5375

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

Technitrol, Inc. 2001 Employee Stock Purchase Plan
(Full title of the Plan)

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pulse Electronics Corporation
12220 World Trade Drive
         San Diego, CA  92128
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Technitrol, Inc. 2001 Employee Stock Purchase Plan

Annual Report on Form 11-K

December 31, 2011

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Report of Independent Registered Public Accounting Firm

The Compensation Committee
Pulse Electronics Corporation Board of Directors:

We have audited the accompanying statements of financial position of the Technitrol, Inc. 2001 Employee Stock Purchase Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in plan equity for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Technitrol, Inc. 2001 Employee Stock Purchase Plan as of December 31, 2011 and 2010, and the changes in plan equity for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California
March 29, 2012

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Technitrol, Inc. 2001 Employee Stock Purchase Plan

Statements of Financial Position

December 31, 2011 and 2010

	2011	2010
PLAN ASSETS

Participants' contributions due from Pulse Electronics Corporation	$--	$--

PLAN EQUITY

Net assets available for plan participants	$--	$--

See accompanying Notes to Financial Statements.

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Technitrol, Inc. 2001 Employee Stock Purchase Plan

Statements of Changes in Plan Equity

For the years ended December 31, 2011 and 2010

	2011	2010

Participant contributions	$--	$--

Purchase and distribution of Pulse Electronics Corporation common stock to participants	--	--

Distributions to participants	--	--

Net change in plan equity	--	--

Plan equity at beginning of the year	--	--

Plan equity at end of year	$--	$--

See accompanying Notes to Financial Statements.

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Technitrol, Inc. 2001 Employee Stock Purchase Plan

Notes to Financial Statements

(1)  Description of the Plan

The following description of the Technitrol, Inc. 2001 Employee Stock Purchase Plan (the "Plan") provides general information only.  Participants should refer to the Plan prospectus for a complete description of the Plan.

The Plan is an employee stock purchase plan that allows substantially all full-time employees of Pulse Electronics Corporation and its subsidiaries (the “Company”) to purchase shares of the Company’s common stock at a discount.  Generally, employees who elect to participate may purchase, through payroll deductions, up to 10% of their base compensation, not to exceed $25,000 of the Company's common stock in any calendar year. The maximum amount of $25,000 is based on the fair value of the Company’s common stock on the first day of the offering period in which the shares are purchased.  The purchase price is the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the last day of the purchase period.  The committee that administers the Plan may change the percentage of fair market value in determining the purchase price in any future offering period, but not below 85%.  Offering periods and purchase periods are six months.  At any time, a participant may withdraw from the Plan during the offering period by giving written notice to the Company.  In the event a participant terminates employment with the Company for any reason (including death), his or her participation in the Plan terminates as well, and all accumulated payroll deductions credited to the participant’s account under the Plan will be paid to the participant (or the participant’s estate), without interest, except as required by local law.

The Plan was adopted by the Board of Directors in 2001 and approved by the stockholders of the Company in May 2001.  As of December 31, 2011 and 2010, 1,000,000 shares of common stock are authorized for issuance under the Plan and that amount can increase annually as specified in the Plan document.  However, no additional shares have been authorized for issuance under the Plan. As of December 31, 2011 and 2010, there were 812,099 shares available for issuance under the Plan.

The Plan was suspended by the Board of Directors in 2004 following an evaluation of its cost and perceived value by employees.  Of the 812,099 shares available for issuance under the Plan as of December 31, 2011, all shares remain available for future issuance should the Plan be reinstated by the Board of Directors.  Following the purchase period which ended July 31, 2004, there were no additional shares purchased from the Plan and the Plan did not receive any contributions from participants.  There were no participants in the plan as of December 31, 2011 and 2010.

The Plan uses the accrual basis of accounting.  Purchases of shares of the Company’s common stock are recorded on a trade date basis.

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(2)  Purchase and Distribution of Shares

Purchases are made by the participant under the terms of the Plan, and the shares purchased are distributed to the individual participant. The purchase price is the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the last day of the purchase period.

(3)  Participants' Contributions

There were no participant contributions during 2011 or 2010.

Participant contributions due from the Company represent payroll deductions retained by the Company to purchase shares for participants under the Plan. There were no participant contributions due from the Company as of December 31, 2011 and 2010.

(4)  Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company.  Brokerage fees for the subsequent sale of shares by participants are paid by the participants.

(5)  Federal Income Tax

The Plan is intended to qualify under the provisions of Section 423 of the Internal Revenue Code of 1986, as amended.  Under existing federal income tax laws, the Plan is not subject to federal income tax.  When shares of stock are sold by a participant, any gain or loss must be recognized by that participant.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 2001 Employee Stock Purchase Plan
(Name of Plan)

Date March 29, 2012	/s/ Drew A. Moyer
Drew A. Moyer
Senior Vice President and Chief Financial Officer
Administrator of the Plan

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EXHIBIT INDEX

DOCUMENT

23.	Consent of Independent Registered Public Accounting Firm